SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                      FORM N-18F-1

    NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
        UNDER THE INVESTMENT COMPANY ACT OF 1940




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           SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                      FORM N-18F-1

    NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
        UNDER THE INVESTMENT COMPANY ACT OF 1940


          The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that the election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                       SIGNATURE


          Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of McLean and the State of Virginia on the 22nd day of January, 1997.


          Signature:     Beacon Global Advisors Trust
                            (Name of Registrant)

          By:          /s/ Richard A. Ollen
                         Richard A. Ollen

          Title:   President & Chairman of the Board



Attest:    /s/ Michelle A. Whalen


Title:     Secretary